EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 30, 2006, December 31, 2005, December 25, 2004,

December 27, 2003 and December 28, 2002

(in millions except ratio amounts)

	2006	2005	2004	2003	2002
Earnings:
Income before income taxes – continuing operations	$6,989	$6,382	$5,546	$4,992	$4,433
Unconsolidated affiliates interests, net	(311)	(320)	(289)	(275)	(251)
Amortization of capitalized interest	6	7	7	9	8
Interest expense	239	256	167	163	178
Interest portion of net rent expense (b)	97	76	82	77	64

Earnings available for fixed charges	$7,020	$6,401	$5,513	$4,966	$4,432

Fixed Charges:
Interest expense	$239	$256	$167	$163	$178
Capitalized interest	16	5	2	4	3
Interest portion of net rent expense (b)	97	76	82	77	64

Total fixed charges	$352	$337	$251	$244	$245

Ratio of Earnings to Fixed Charges	19.99	19.03	22.00	20.37	18.08

(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.